John T. Wilson Senior Vice President, Secretary and General Counsel Spectrum Brands, Inc. 6 Concourse Parkway Suite 3300 Atlanta, GA 30328 (770) 829-6200 phone (770) 393-4515 fax

November 6, 2009

VIA EDGAR AND FACSIMILE TRANSMISSION
United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Mary Beth Breslin, Esq., Senior Attorney

RE:	Spectrum Brands, Inc. Registration
Statement on Form S-3 (File No. 333-162057)

Dear Ms. Breslin:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Spectrum Brands, Inc. (the "Registrant") hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated so that it may become effective by 3:00 p.m., Washington, D.C. time, on Tuesday, November 10, 2009, or as soon as practicable thereafter.

In connection with this request, the Registrant acknowledges that:

(a)
should the United States Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such Registration Statement;

(b)
the action of the Commission or its staff, acting pursuant to delegated authority in declaring the above-referenced Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure contained in such Registration Statement; and

(c)
the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mary Beth Breslin, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
November 6, 2009

We respectfully request that we be notified of such effectiveness by a telephone call to John Alessi of Skadden, Arps, Slate, Meagher & Flom LLP at (617) 573-4865 and that such effectiveness also be confirmed in writing.

Very truly yours,

SPECTRUM BRANDS, INC.

By:	/s/ John T. Wilson
Name:	John T. Wilson
Title:	Senior Vice President,
Secretary and General Counsel

cc:    Margaret A. Brown, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP